SIRICOMM, INC.
                         2900 Davis Boulevard, Suite 130
                             Joplin, Missouri 64804


May 2, 2005


VIA FACSIMILE (202) 772-9211

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Maryse Mills-Apenteng

         Re:      SirCOMM Inc.
                  Registration Statement on Form SB-2 (File No. 333-123132)

Dear Ms. Mills-Apenteng:

         Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the "Act"), the undersigned registrant (the "Registrant") hereby requests that the effectiveness of the above-captioned registration statement filed under the Act (the "Registration Statement") be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern time, on Monday, May 2, 2005, or as soon thereafter as practicable.

         The Registrant hereby acknowledges to the United States Securities and Exchange Commission (the "Commission") that (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact our counsel A. Elizabeth Jetton of Bingham McCutchen LLP at 617-951-8411 with any questions.


                        [Signatures immediately follow.]

                                             Very truly yours,


                                             SIRICOMM, INC.


                                             By:  /s/ J. Richard Iler
                                                  -------------------------
                                             Name:  J. Richard Iler
                                             Title: Chief Financial Officer

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